Exhibit 12.2

COLONIAL REALTY LIMITED PARTNERSHIP

Ratio of Earnings to Fixed Charges

	For the three months ended
	March 31,
(in thousands)	2010	2009

Earnings:
Pre-tax (loss) income before adjustment for noncontrolling interest in consolidated subsidiaries or income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$(10,006)	$12,432
Amortization of interest capitalized	963	900
Interest capitalized	(368)	(2,243)
Distributed income of equity investees	1,872	3,800
Fixed charges	24,267	25,791

Total Earnings	$16,728	$40,680

Fixed Charges:
Interest expense	$20,901	$20,432
Capitalized interest	368	2,243
Debt costs amortization	1,185	1,303
Distributions to Series B preferred unitholders	1,813	1,813

Total Fixed Charges	$24,267	$25,791

Ratio of Earnings to Fixed Charges	(a)	1.6

a)	For the three months ended March 31, 2010, the aggregate amount of fixed charges exceeded our earnings by approximately $7.5 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the period is primarily due to a decline in net operating income as the result of pressure on net effective rents driven by deteriorating economic conditions.
The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for noncontrolling interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.

69